Filed by Omniture, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Visual Sciences, Inc.
Commission File No.: 000-31613
     The following slides are the entire presentation given by Omniture, Inc. at a meeting for its employees held on October 25, 2007.

OMNITURE ACQUIRES VISUAL SCIENCES

Omniture Acquires Visual Sciences Huge Opportunity Richer Products / Cross-Sell / Up-Sell Financial Benefits

Performance • Revenue Growth All non-GAAP numbers have been adjusted to exclude certain items. A reconciliation of specific adjustments to GAAP results for this quarter and prior periods is included in the GAAP to non-GAAP slide, included at the end of this presentation. Revenues presented above represent non-GAAP amounts, which exclude acquisition related deferred revenue adjustments. 0 $5M $10M $15M $20M $25M $30M Q2 Q3 Q4 Q1 2005 2006 2007 Q2 Q3 Q4 Q1 Q2 Q1 $35M -25% -15% 0% 15% 30% 45% 60% 75% Gross Margin Adjusted EBITDA Margin Quarterly Revenue Growth (In Millions) Q3

Performance • Revenue Growth • Customer Growth Q2 Q3 Q4 Q1 2005 2006 2007 Q2 Q3 Q4 Q1 Q2 Q1 Quarterly Customer Growth Q3 0 500 750 1000 1250 1500 2000 2500

• Revenue Growth • Customer Growth • Usage Growth Q2 Q3 Q4 Q1 2005 2006 2007 Q2 Q3 Q4 Q1 Q2 Q1 Quarterly Transactions (In Billions) Q3 0 100 150 200 300 400 500 550 Performance

Driving Profitability All non-GAAP numbers have been adjusted to exclude certain items. A reconciliation of specific adjustments to GAAP results for this quarter and prior periods is included in the GAAP to non-GAAP slide, included at the end of this presentation. Revenues presented above represent non-GAAP amounts, which exclude acquisition related deferred revenue adjustments. Gross margin and operating margin percentages presented above represent non-GAAP amounts, which exclude stock-based compensation expense and amortization of intangible assets from GAAP gross margin percentages. EBITDA is a non-GAAP financial measure, and refers to Earnings Before Interest, Taxes, Depreciation and Amortization. EBITDA also excludes stock-based compensation expense. $0 $5M $10M $15M $20M $25M Q2'05 Q3'05 Q4'05 Q1'06 Q2'06 Q3'06 Q4'06 Q1'07 $30M Q1'05 -40% -25% 0% 25% 40% 50% 60% Revenue Gross Margin Operating Margin $35M 70% EBITDA Margin Q2'07 Q3'07

Additional Information and Where You Can Find It
     Omniture intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Omniture and Visual Sciences and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Omniture and Visual Sciences. Investors and security holders of Omniture and Visual Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Omniture, Visual Sciences and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Omniture or Visual Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Omniture by contacting Omniture’s Investor Relations at ir@omniture.com or via telephone at (801) 722-7037. Investors and security holders may obtain free copies of the documents filed with the SEC by Visual Sciences at vscn@marketstreetpartners.com or via telephone at (858) 546-0040. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
     Omniture and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Omniture and Visual Sciences in favor of the proposed transaction. Information about the directors and executive officers of Omniture and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
     Visual Sciences and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Sciences and Omniture in favor of the proposed transaction. Information about the directors and executive officers of Visual Sciences and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
Cautionary Statement Regarding Forward-Looking Statements
     This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about management’s expectations about market opportunity and future financial benefits from the proposed Omniture/Visual Sciences transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Omniture expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of either the Omniture or Visual Sciences stockholders to approve the proposed merger, and other economic, business, competitive, and/or regulatory factors affecting Omniture’s business generally, including those set forth in Omniture’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K and other SEC filings. Omniture is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.